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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                     -------------------------
                                                          SEC FILE NUMBER
                                                              0-19632
                                                     -------------------------
                                                     -------------------------
                                                            CUSIP NUMBER
                                                              350841102
                                                     -------------------------

(CHECK ONE)  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q  / /Form N-SAR

              For Period Ended: JUNE 30, 2001
                               ------------------
             / / Transition Report on Form 10-K
             / / Transition Report on Form 20-F
             / / Transition Report on Form 11-K
             / / Transition Report on Form 10-Q
             / / Transition Report on Form N-SAR
             / / For the Transition Period Ended:
                                                 ----------------------

================================================================================
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

================================================================================
PART I -- REGISTRANT INFORMATION
     4-D NEUROIMAGING
----------------------------------------------------------------------
Full Name of Registrant
     BIOMAGNETIC TECHNOLOGIES, INC.
----------------------------------------------------------------------
Former Name if Applicable
    9727 PACIFIC HEIGHTS BOULEVARD
----------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)
    SAN DIEGO, CA  92121-3719
----------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         /X/     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         /X/     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                      10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

         / /     (c) The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
(ATTACH EXTRA SHEETS IF NEEDED)

The Company's quarterly report on Form 10-Q can not be filed without unreasonable effort and expense within the prescribed time period because, as a result of recent changes in the financial management of the Company's subsidiary located in Helsinki, Finland, the Company is currently reviewing certain accounting policies with respect to the inventory cost systems of its Finnish subsidiary to determine that such policies are in conformity with U.S. generally accepted accounting principles.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     D. SCOTT BUCHANAN              (858)                    453-6300
-------------------------  ------------------------  ------------------------
         (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                     /X/ Yes       / / No
------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     / / Yes       /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                                4-D NEUROIMAGING
                                ----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: AUGUST 14, 2001                        By /s/ D. SCOTT BUCHANAN
      ----------------------------              ---------------------


                                    ATTENTION
  INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).


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